Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

June 3, 2019

Division of Corporation Finance

Office of Telecommunications
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Orisun Acquisition Corp. Draft Registration Statement on Form S-1 Submitted April 2, 2019 CIK No. 0001770251

Dear SEC Officers:

On behalf of our client, Orisun Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated April 30, 2019 (the “Staff’s Letter”) regarding the Company’s draft Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing the revised Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com A limited liability partnership including professional corporations

June 3, 2019 Page 2

General, page i

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: Neither the Company nor anyone on the Company’s behalf has had any written communications with potential investors relating to the offering contemplated by the Registration Statement. If any such communications are made in reliance on Section 5(d), the Company will provide a copy of such communications to the Staff.

Prospectus Cover Page, page ii

2.	Please briefly disclose here that you have agreed to sell to Chardan Capital Markets, LLC, an option to purchase up to 300,000 units for $100.

Response: The disclosure on the cover page has been revised in accordance with the Staff’s comments.

Prospectus Summary, page 1

3.	We note disclosure that Everstone Investments LLC ("Everstone") and Chardan Capital Markets, LLC ("Chardan") and/or their designee have committed to purchase from you an aggregate of 220,000 units. Please specify the number of shares that each of Everstone and Chardan have committed to purchase of the 220,000 units.

Response: The disclosure on Prospectus Summary page 1 of the Amended S-1 has been revised in accordance with the Staff’s comments.

Please call me at 212-407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner